

October 28, 2011

Via E-mail
Mr. Joseph C. Adams
Chief Executive Officer
1st Security Bank of Washington
6920 220th Street SW, Suite 200
Mountlake, Terrace, Washington 98043

> **Re: FS Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 3, 2011**
> **File number 333-177125**

Dear Mr. Adams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1st Security Bank of Washington, page 2

1. We note the second and third paragraph disclosure about problems at the bank due to differences between operating as a credit union and a bank. However, we also note that in your first risk factor you say that a problem has been your market area economy. Please revise the summary to better explain your financial problems since the conversion in April 2004, how you were able to achieve profitability in 2010 and the extent of any significant continuing problems faced. Please provide a more detailed description of this period in the body of the text.

2. Please quantify that 40.7% of your loans are "indirect home improvement loans" and explain what these are. Also, please disclose your efforts to expand indirect home improvement lending into California and Texas in order to maintain your current percentage of indirect home improvement lending.

Our Financial condition and results…, page 18

3. Please quantify the adverse conditions referenced in the third sentence.

We are expanding our mortgage warehouse lending program…, page 20

4. Please define and describe "mortgage warehouse lending."

Noninterest Expense, page 59

5. Please revise here and throughout your filing to change the description of the costs associated with maintaining, managing and disposing of other real estate owned from "Loan costs" to something more descriptive of the nature of the costs such as OREO costs.

Allowance for Loan Losses, page 85

6. It does not appear that you have annualized for interim periods the metric "net charge-offs during the period to average loans outstanding during the period" and other similar metrics disclosed in the table on page 88. Please revise to annualize your period to date metrics throughout your filing.

Report of Independent Registered Public Accounting Firm, page F-1

7. Please revise to include the signature of the independent public accounting firm that issued its report on the consolidated financial statements. Please refer to Rule 2-02(a) of Regulation S-X.

Note 3 – Loans Receivable and Allowance for Loan Losses, page F-15

8. Please revise to include a column for loans greater than 90 days past due in your delinquency tables starting on page F-19.

9. Please revise to disclose the information required by ASC 310-10-50-15(a)(3) as of each balance sheet date presented or disclose that you have recorded a specific allowance for each loan individually determined to be impaired.

Exhibit 8.1

10. Please rewrite the second from last paragraph. As currently drafted, the meaning of the paragraph is unclear. We may have additional comments after you revise this paragraph.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director

cc: Michael Sadow, Esq.